OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PlantSnap Inc.

PO Box 3740
Telluride, CO 81435

PlantSnap.net

333,333 shares of Series B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 33,333 shares of Series B Common Stock ($399,996)

Minimum 833 shares of Series B Common Stock ($9,996)

Company	PlantSnap Inc.
Corporate Address	PO Box 3740 Telluride, CO 81435
Description of Business	PlantSnap - Mobile app that can identify plants, flowers and trees in a Snap!
Type of Security Offered	Series B Common Stock (Non-Voting)
Purchase Price of Security Offered	$12.00 per share
Minimum Investment Amount (per investor)	$240.00

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Problem

Have you ever seen a plant or a flower and wondered exactly what it was? With PlantSnap in your pocket, you can find out in seconds.

There are over 300,000 species of plants on planet Earth, yet most people can only identify ten of them, at most. And good luck trying to figure out what that beautiful flower is that you saw on a hike last weekend. With the current tools available, it would take you hours, if you were successful at all.

Solution

The idea for PlantSnap was hatched in the summer of 2012. Eric Ralls was at a backyard barbecue at a friend's house. He noticed a beautiful flowering plant in the yard and asked the homeowner what it was. She had no idea. At that point, Eric tried to use the internet to determine what the plant was. It proved to be impossible. That was the eureka moment…"there should be an app for that!"

Our plant identification app for mobile devices, PlantSnap, will not only identify over 300,000 types of plants worldwide in mere seconds, it also gathers data from users that can be used for education, gaming, safety, gardening, landscaping and much more.

Market

Our target market consists of over 1 billion English-speaking people worldwide (Facebook data). This group consists of nature lovers, environmentalists, gardeners, hikers, and science fans. Basically, anyone in the world who is curious about nature and wants to know if a certain plant, tree or flower is poisonous, harmless, allergenic, edible, medicinal, or the perfect decoration for your home or office.

Competition

There are three apps on the market that will help you identify plants through crowd-sourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. PlantSnap is pure image recognition -- take a photo, hit submit, and our deep learning engine tells you the name of the plant in a matter of seconds.

Why Us?

The founder of PlantSnap, Eric Ralls, has been in the internet/tech industry since close to the beginning...1998. Over the past 19 years, Mr. Ralls has owned and operated several digital media companies focused on science and the environment.

His first company was called Cosmiverse, a website focused on space and space exploration. His next was redOrbit.com, which he owned and operated for 12 years, then sold in 2012. Currently, Mr. Ralls owns GreenAtom.earth, and he recently launched Earth.com in September 2016.

Sales

To date, we have sold roughly 85,000 apps since launching in June 2017, with gross revenue in the past 4 months of roughly $400,000.

Liabilities and Litigation

PlantSnap, Inc. is not currently involved in any type of litigation. Our liabilities currently amount to approximately $375,000 in loans and $105,000 in convertible promissory notes.

The team

Officers and directors

Eric Ralls	Founder/CEO/President/Chairman/Treasurer/Secretary
Dan Johnson	Board Member

Eric Ralls
Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap

Dan Johnson
March 2017-Present: Director PlantSnap, Inc. September 2017-present: CEO UnTethered Technology, LLC September 2017-present: CEO Ultra Sport Products

Number of Employees: 1

Related party transactions

Dan Johnson is a member of the board of directors. An entity affiliated with Dan

Johnson is party to a Royalty Agreement with the company whereby in exchange for a payment of $250,000, the entity receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. The royalty term ends in August 2018. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to an Accounts Receivable Loan and Pledge Agreement with the company. Under the agreement, the company can request loans from the entity, which are repaid by the accounts receivable collected by the company in connection with the sale of its products, in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to a Credit and Reimbursement Agreement with the company. Under the agreement, the company can use the entity's credit card for company related expenses, which are repaid by the company in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.
- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.** It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-

infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **This is a new and unproven industry.** Plant identification apps are relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a plant identification app that generates significant sales, rendering our intellectual property worthless. Most current plant identification apps use crowd-sourcing and are free. It could be very difficult to persuade a large number of the participants in these industries to try something new that incurs a cost.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the

addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The image recognition industry is booming, and there are big players involved. If Google or Apple or Microsoft chose to use their image recognition technology and focus it on plants as PlantSnap has done, they would be in a much better position to dominate the niche than PlantSnap is.
- **The Company's founder has substantial control over all stockholder decisions because he controls a substantial majority of our voting stock. The Class B Common Stock issued in this offering will not dilute our founder's voting control because the Class B Common Stock has no voting rights.** Eric Ralls, the Company's founder, controls appropriately 85% of the Company Stock. In addition, the Class B Common Stock issued in this offering will have no voting rights. As a result, subject to special rights granted by Mr. Ralls to other stockholders of the Company, Mr. Ralls has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As the Company's Chief Executive Officer, Mr. Ralls has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, Mr. Ralls owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even controlling stockholders, Mr. Ralls is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **We have a short operating history and a new business model, which makes it**

difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful. We began commercial operations in 2016 and began monetizing PlantSnap in 2017. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

- **If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.** Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. If any of these events occur, our or our users' information could be accessed or disclosed improperly. Any incidents where our users' information is accessed without authorization, or is improperly used, or incidents that violate our Terms of Service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business. We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.
- **We may face technological challenges.** We may find that our image recognition algorithm is unable to accommodate and operate as well as it currently does when it reaches 315,000 plant species. This would thwart our ability to take PlantSnap global and sell it all over the world.
- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the investment financing that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and

reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **Your investment could be illiquid for a long time or always.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired . However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our business category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.
- **Holders of Class B Common Stock have no voting rights. As a result, holders of Class B Common Stock will not have any ability to influence stockholder decisions.** Class B Common Stockholders, including those purchasing Class B Common Stock in this offering, have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Class A Common Stock. The Company's founder, Eric Ralls, will own a majority of the Class A Common Stock following the offering. This concentrated control eliminates other stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eric Ralls, 88.3% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 833,333

  Series A Common Stock

  The Company is authorized to issue up to 8,000,000 shares of Series A Common Stock. There are 833,333 shares of Series A Common Stock currently outstanding.

  Voting Rights

  In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote.

  Dividend Rights

  No dividend shall be paid on any shares of Series A Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Rights to Receive Liquidation Distributions

  In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Other Rights and Preferences

  Each share of Series A Common Stock issued and outstanding shall be identical in all respects. Except as may otherwise be provided by law, the holders of Series A Common Stock shall have all other rights of a stockholder.

- Series B Common Stock: 0

  Series B Common Stock

  The Company is authorized to issue up to 2,000,000 shares of Series B Common Stock. There are 0 shares of Series A Common Stock currently outstanding.

No Voting Rights

The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

Dividend Rights

No dividend shall be paid on any shares of Series B Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series B Common Stock issued and outstanding shall be identical in all respects. Each share of Series B Common Stock issued and outstanding shall be identical to each share of Series A Common Stock in all respects other than those listed above. Except as may otherwise be provided by law, the holders of Series B Common Stock shall have all other rights of a stockholder.

- SAFE (Simple Agreement for Future Equity): 127,250

SAFEs

The Company conducted a crowdfunding campaign through www.wefunder.com where $127,250 of SAFE (Simple Agreement for Future Equity (the "SAFEs") was sold to 388 investors (the "Investors"). The SAFEs have not yet converted into shares of capital stock of the Company. $11,101 of funds are pending closing. Final number may be subject to change.

Conversion of SAFEs

If there is an "Equity Financing" before the expiration or termination of the SAFEs, the Company will automatically issue to each Investor a number of shares of "Safe Preferred Stock" equal to the "Purchase Amount" divided by the "Conversion Price." If there is a "Liquidity Event" before the expiration or termination of the SAFEs, each Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," if the Investor fails to select the cash option.

Definitions

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Discount Rate" means 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory' notes.

"Liquidity Event" means a change of control or an initial public offering of the Company.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law: (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the

Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Valuation Cap" means $5,000,000.

- Convertible Promissory Notes: 105,000

Convertible Notes

The Company has issued $105,000 of Convertible Promissory Notes (the "Convertible Notes") to five investors (the "Investors"). The Convertible Notes have not yet converted into shares of capital stock of the Company.

Interest Rate of Convertible Notes

The Convertible Notes bear interest at a rate of 12% per annum.

Maturity of Convertible Notes

$50,000 of the Convertible Notes shall be due and payable upon the earliest of December 31, 2017 (the "Maturity Date") or a sale of the Company. $55,000 of the Convertible Notes shall be due and payable upon the earliest of December 31, 2018 or a sale of the Company.

Conversion of Convertible Notes

<u>$1.0m Valuation</u>

If the Convertible Notes are then outstanding, upon the occurrence of a sale of the Company or at the Maturity Date, each Investor shall be entitled, at its election, to convert the outstanding principal amount of the Convertible Note and accrued but unpaid interest thereon into shares of the Company's Series A Common Stock at a conversion price per share equal to amount obtained by dividing (a) $1.0 million, by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock. The original principal amount of $50,000 of the Convertible Notes convert at such valuation.

<u>$2.5m Valuation</u>

If the Convertible Notes are then outstanding, upon the occurrence of a sale of the Company or at the Maturity Date, each Investor shall be entitled, at its election, to convert the outstanding principal amount of the Convertible Note and accrued but unpaid interest thereon into shares of the Company's Series A Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million, by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock. The original principal amount of $65,000 of the Convertible Notes convert at such valuation.

What it means to be a Minority Holder

As a minority holder of Series B Common Stock, which are non-voting shares, you will have no ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

As of December 31, 2016 PlantSnap had not yet generated any revenues and did not anticipate doing so until we have completed the building and delivery of product, which we did not do until June 2017. For the first four months the app has been available for purchase, revenue generated was approximately $350,000. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

PlantSnap is investing in its database until the algorithm is able to recognize all 315,000 species of plants on Earth. Upon completion of this database and training, our R&D and capital expenditures will be minimal, and we expect that the company will be profitable with very little overhead.

Eric Ralls, the founder of the company, funded the company's entire project for the first 4 years until there was a working prototype. PlantSnap sold convertible promissory notes in the aggregate amount of $75,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017.

PlantSnap has a loan from an entity affiliated with Dan Johnson of $250,000 along with accounts receivable line of credit that the company can tap if necessary.

PlantSnap converted to a Delaware corporation from a Nevada corporation in October 2017.

Liquidity and Capital Resources

PlantSnap sold convertible promissory notes in the aggregate amount of $75,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017.

PlantSnap has a loan from an entity affiliated with Dan Johnson of $250,000 along with accounts receivable line of credit that the company can tap if necessary.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017.

The company is currently generating operating losses, but the company expects that the loan and line of credit from an entity affiliated with our board member and stockholder, Dan Johnson, is enough to get us to profitability. However, in order to complete the image database and launch the PlantSnap app globally, the company needs capital investment, which is why we came to StartEngine. If this offering is highly successful, the company expects that it will be able to complete the image database and algorithm training, and the company will be able to launch the PlantSnap app in every country on Earth, becoming profitable and self-sufficient.

PlantSnap plans to use the available cash immediately in order to complete the image database. Reaching the minimum threshold will allow PlantSnap to finish roughly 3000 more species. Reaching the maximum threshold will allow PlantSnap to finish the remaining 212,000 species of plants and translate the app into multiple languages.

Indebtedness

Dan Johnson is a member of the board of directors. An entity affiliated with Dan Johnson is party to a Royalty Agreement with the company whereby in exchange for a payment of $250,000, the entity receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon at 16% per annum) is repaid. The royalty term ends in August 2018. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to an Accounts Receivable Loan and Pledge Agreement with the company. Under the agreement, the company can request loans from the entity, which are repaid by the accounts receivable collected by the company in connection with the sale of its products, in addition to interest accruing at 16% per annum and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to a Credit and Reimbursement Agreement with the company. Under the agreement, the company can use the entity's credit card for company related expenses, which are repaid by the company in addition to interest and other fees accruing thereon at 16% per annum. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. The company issued SAFEs in its Wefunder.com crowdfunding offering in the aggregate amount of approximately $127,500. These SAFEs are convertible in shares of capital stock of the company at the time the company is sold or preferred stock securities are issued. The company has issued a convertible promissory note to Cherie Davidson in the original principal amount of $25,000. The note accrues interest at 12% per annum. The note matures on December 31, 2018 and will then convert into shares of capital stock of the company at a $1 million valuation. The company has issued a convertible promissory note to Don Parkerson in the original principal amount of $30,000. The note accrues interest at 12% per annum. The note matures on December 31, 2018 and will then convert into shares of capital stock of the company at a $2.5 million valuation. The company has issued a convertible promissory note to Matt Giblin in the original principal amount of $25,000. The note accrues interest at 12% per annum. The note matures on December 31, 2018 and will then convert into shares of capital stock of the company at a $2.5 million valuation. The company has issued a convertible promissory note to Pat Baker in the original principal amount of $20,000. The note accrues interest at 12% per annum. The note matures on December 31, 2017 and will then convert into shares of capital stock of the company at a $1 million valuation. The company has issued a convertible promissory note to Harry Leahey in the original principal amount of $5,000. The note accrues interest at 12% per annum. The note matures on December 31, 2018 and will then convert into shares of capital stock of the company at a $2.5 million valuation.

Recent offerings of securities

- 2017-09-14, Reg CF, 127250 SAFE (Simple Agreement for Future Equity). Use of proceeds: General working capital. (*$11,101 of funds are pending closing. Final number may be subject to change)
- 2017-03-17, Section 4(a)(2); Section 25102(f), 83333 Series A Common Stock. Use of proceeds: General working capital.
- 2016-08-25, Section 25102(f) (CA); NRS 90.530 (NV); Section 5.I(a) (TX); Section 409.2-202(14) (MO), 105000 Convertible Notes. Use of proceeds: General working capital
- 2017-04-15, Section 4(a)(2); Section 25102(f), 10166 Series A Common Stock. Use of proceeds: General working capital

Valuation

$9,999,996.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company's Board of Directors as to what would be fair market value. Our last crowdfund offering conducted on Wefunder.com was at a $5 million valuation, launched before the PlantSnap application was in beta. The PlantSnap application is now live and generating revenue every month.

USE OF PROCEEDS

The company intends to use the net proceeds from this offering for working capital and other general corporate purposes. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. The company does not know the exact amount of proceeds that it will receive from its sale of Series B Common Stock. We do not currently have any specific uses of the net proceeds planned, but anticipate that the proceeds may be used for the following:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,996	$399,996
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.76	$24,000
Net Proceeds	$939.60	$375,996
Use of Net Proceeds:		
R& D & Production	$939.60	$24,000
Marketing	$2,500.00	$150,000
Working Capital	$6,556.40	$201,996
Total Use of Net Proceeds	$9,996	$399,996

We are seeking to raise a minimum of $9996.00 (target amount) and up to $399,996 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $399,996, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $399,996 to finish the image and species databases, further train and improve the algorithm every month, and for targeted marketing campaigns on Facebook and Google.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at PlantSnap.net/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PlantSnap Inc.

[See attached]

PLANTSNAP, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

February 24, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
PlantSnap, Inc.
Telluride, CO

I have reviewed the accompanying balance sheet of PlantSnap, Inc. as of December 31, 2016 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PLANTSNAP, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash	$ 22,573
TOTAL CURRENT ASSETS	22,573
TOTAL ASSETS	$ 22,573

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES	
Convertible Notes	89,900
TOTAL LIABILITIES	89,900
SHAREHOLDERS' EQUITY	
Capital Stock (1 share authorized and issued, no par value)	-
Retained Earnings (Deficit)	(67,327)
TOTAL SHAREHOLDERS' EQUITY	(67,327)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 22,573

Unaudited- See accompanying notes.

PLANTSNAP, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Expense		
Software Development	$	39,884
Rent		10,000
General and Administrative		12,043
		61,927
Net Income from Operations		(61,927)
Other Income (Expense)		
Interest Expense		(5,400)
Net Income	$	(67,327)

PLANTSNAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(67,327)
Cash Flows From Financing Activities		
Sale of Notes		84,500
Accrued Interest		5,400
Net Cash Flows From Investing Activities		89,900
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		22,573
Cash at End of Period	$	22,573

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PlantSnap, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada, with offices in Colorado. The Company is developing a mobile app that will identify plants from pictures taken by the device. The Company will earn revenue by selling the app and through sales of advertising delivered to end users by the app.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies offices under a month to month lease that management considers an operating lease. Because the lease can be terminated by either party with reasonable notice, there are no future minimum payments due under the lease agreement.

Convertible Notes

In 2016, the Company borrowed money to financing operations under a series of convertible notes ("the Notes"). The Notes accrue interest at the rate of 12% per annum. Principal and accrued interest are both payable in one installment due December 31, 2018, or upon the occurrence of a Sale Event, whichever is earlier. As used herein, "Sale Event" means (a) the sale of all or substantially all the assets of the Company, (b) the merger of the Company into or the consolidation of the Company with any other entity (other than for purposes of changing the Company's domicile), or (c) the sale of outstanding equity interests of the Company by its stockholders in which at least 50% of the voting securities of the Company are transferred.

The unpaid principal and interest outstanding on the notes is convertible upon the occurrence of a Sale Event or at the Maturity Date, into shares of the Company's Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million (current Plant Snap, Inc. valuation), by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss in 2016which will be carried forward to reduce taxes due in future years. Due to management's uncertainty as to the value or timing of any benefits associated with the carryforward, no associated allowance has been recognized in the statements. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Colorado. The Company's 2016 Income Tax filing for the State of Colorado will be subject to inspection until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PlantSnap Inc. is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $400K goal

PlantSnap Inc.

Plant identification app

Small OPO · Telluride, CO · Mobile
Accepting International Investment


PLANTSNAP



The Mobile App That Instantly Identifies Plants, Trees, and Mushrooms

Invest in PlantSnap

"Just take a photo of the plant, and PlantSnap immediately tells you what it is, if you can eat it and more. We're the ***first mobile app to harness machine learning technology to recognize specific plant species****—and the more you use it, the smarter the app becomes. As a result, we're also building the largest, most comprehensive plant database in the world. Already, we have over 103,000 plants in our library. That's enough to cover every plant species in the United States."*

- Eric Ralls, CEO and Founder

PlantSnap helps users determine what plants they're looking at, and answer the questions they may have:

- Is it poisonous or medicinal?
- Is it beneficial or intrusive?
- Can this grow in my region?

Invest in PlantSnap, and be a part of the world's first mobile plant-identifying app. PlantSnap can identify over 103K types of plants worldwide, but can also gather data from users that can be used for **education, gaming, safety, gardening, landscaping and much more.** Our algorithm analyzes a picture of a plant and uses images in our library of **50M images and 316,000 species** to match the new photo submitted with every image in the database. It all happens instantaneously. Our successful Wefunder and Kickstarter campaigns have raised us over $140K. Help us make the world interested in nature again. **Let's grow!**

With 10,000 images taken per day and thousands of images of every plant species on the planet, PlantSnap is the largest plant database in existence.

The Opportunity

Investment

$12 / share of Series B Common Stock | $240 minimum investment.

When you invest you are betting the company's future value will exceed $10.4M.

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed.*


YETI
CROSSING

PlantSnap Brings People Back To Nature

Most people are so busy they rarely take a moment to stop and smell the flowers. We aim to be the **go-to app for gardeners, hikers, landscape designers, teachers, students, foragers, and anyone who enjoys nature.** With over 316K plants already catalogued, we're well on our way. We'll expand our database and market reach to Europe and Asia. Powered by our machine learning tech, we believe PlantSnap will become indispensable to scientists and hobbyists alike. At PlantSnap we're reigniting interest in the plants that surround us every day and empowering scientists and enthusiasts alike with the technology to compile their discoveries.


Eric Ralls
CEO & Founder of
and Earth.com
Telluride, CO

What PlantSnap Has Done So Far

- Our app was launched in June, 2017.
- We've garnered over **75K downloads** as of October, 2017.
- We raised over **$28K on Kickstarter** with over 1.9K backers.
- We've Built a database of over **316K plant species** and are **adding** and are training **1k+ species daily to our artificial intelligence algorithm**
- PlantSnap can currently identify 103,000 plants
- We've Implemented the PlantSnap deep learning API.
- We've **raised over $127K** with a successful WeFunder campaign.
- In addition to our mobile app, users can access PlantSnap on their laptop or desktop with our web-based option





"The curious now will be able to satisfy their appetite for plant knowledge."

-Telluride Daily Planet

Recently #1 on the Paid App Store!

&

Consistently #1 In The Education Section!


AT&T Wi-Fi
7:19 PM
74%
Apps
All Apps
Top Charts
Paid Apps
Free Apps
1
PlantSnap Plant Identification
Plant, Flower, Tree I...

When in Doubt, PlantSnap It!

Take A Photo



Back
LIBRARY
CAMERA

Snap a pic of any plant, tree or flower. In the wilderness with no internet? Just save the photo and upload once you're connected.

Learn And Discover



Back
Phalaenopsis Blume
Moth Orchids
Symbol PHALA10
Group Monocot
Family Orchidaceae
Duration -
Growth Habit -
Native Status None

Upload, and instantly identify your plant. Learn facts such as where else you can find the plant, its growth habit, its edibility and more.

Keep Track Of It All



Back
LIBRARY
CAMERA

Compile your discoveries in one place—never forget where you found a plant or what it's called. Be prepared to find all the plants in your area!

What People Are Saying About PlantSnap

"We will be able to spend more time assessing the ecological health and status of an area and less time trying to identify plants using field guides. This app will certainly help us be much more effective."

John Black

PRESIDENT, NATIVE PLANT SOCIETY OF NEW JERSEY

" I'm a plant ecologist currently finishing up my Master's at Texas Tech University, and I'm super excited to start using your app! I think it will be a great tool to botanists, and amateur plant lovers! "

Erik Lindberg

PLANT ECOLOGIST, STUDENT



"At some point, we've all asked the question, 'what is that plant'? The thought of having access to that knowledge on my mobile device is what piqued my interest in PlantSnap, but when I realized its enormous potential due to its global reach, the choice to invest became obvious. PlantSnap is filling a need in the marketplace not only for the casually curious, but also for educators, landscape designers, gardeners, and botanists around the world. The time tis right, the technology is available, and in capable hands like Eric's, this app is going to be a game-changer."

Dan Johnson

ANGEL INVESTOR



"It's a great idea - could have been thought of a long time ago."

9News, NBC Colorado

We Are Building the Biggest Plant Database in the World

In the fall of 2012, after 3 months of work with a development team funded personally by our founder, Eric, he discovered the technology wasn't poised to accomplish PlantSnap on a global scale, at least, not yet. Until he discovered a system called "machine learning" in 2016, and realized that technology had caught up to his idea. Now, every image taken by a PlantSnap user will be added to our database and be used to train the machine learning algorithm. With every new image submitted, the algorithm gets smarter! If an alien species ever came to Earth, they'd go to PlantSnap to learn all about our native flora.

90K Known Vascular Plants in the US (Source: USDA)



All known plantlife in the U.S. is already available on the PlantSnap app. From Alaska to Florida, use PlantSnap anywhere to identify plants.

316K Species Known Worldwide (Source: GBIF)



Our goal is to compile information about every known plant in the world to build the world's largest, comprehensive database.

"PlantSnap... works like a charm."

-Herald Independent

The Market and Industry

In the future, we'll have two streams of revenue, both direct and indirect. Our indirect revenue will *stem* from a free version of our app which will rely on advertising for revenue, while our direct revenue stream will come from a paid version of our app which allows users to pay and remove ads. We'll promote our app via social media outlets such as Facebook and Twitter, as well as on major websites such as earth.com. Our audience will expand and grow!

Competitive Comparison


Competitive Comparison

	LikeThat Garden	Plantifier	Leafsnap	GardenAnswers	PLANTSNAP
Image Recognition	✓		✓	✓	✓
Identifies Leaves		✓*	✓	✓	✓
Identifies Flowers	✓	✓*		✓	✓
220,000 Species					✓
Instant Results	✓		✓	✓**	✓
Always Free ID		✓	✓		✓

KEY: *crowdsourced ** "ask an expert" feature takes 24hrs

Target Market


1.2 billion prospects
(Source: Facebook.com)
Nature-lovers
Science Fans
Gardeners
Hikers
51.92%
31.17%
7.54%
9.36%

What's Next

We currently charge $3.99 for each download. We plan to have the PlantSnap algorithm fully trained to recognize all 316K species at the end of 2017, PlantSnap will be global. At that time, we plan to switch to the freemium model. Next, we plan to add a gaming component, like Pokemon Go, but for plants. In this game, users will be able see how many different plants they can identify. Every time someone takes a picture of a plant, the picture is added to our database. As our database grows, the algorithm will get smarter and more accurate. Our idea is to get people walking around in nature and looking at real things, taking pictures of real things, and learning about those real things as they go. Additionally, we plan to translate our app to Spanish, German, Italian, French, Russian, Chinese, and Japanese. Plus, we plan to spend money completing the database of 316K plant species.







A Letter From Our Founder

"In July of 2012, I was at a BBQ at a friend's house playing corn hole when I noticed a large plant with beautiful flowers in her backyard. I asked my friend, Christine, what kind of plant it was. She said she didn't know, and no one else at the party had any idea. At that point, I searched the internet trying to determine what type of plant it was. I started by describing the plant in the search box, to no avail. I then tried to find a website listing plants in that region, but that didn't work either. Then one of my friends asked if there was "an app for that," so I searched for plant identification apps, and there were none. That was my "eureka" moment...there wasn't an easy way to identify plants, so I was going to solve that problem.

At that time, I still owned redOrbit.com, which I founded back in 2002. I asked my development team to find a way to build an app that would instantly identify a plant, flower or tree with a photo taken from your phone. After three months and tens of thousands of dollars spent, we determined that the technology just wasn't there yet to accomplish this on a global scale. Fast forward to 2016. I was reading about a new form of technology called deep learning, or machine learning. This was a form of computer programming whereby a computer can "learn" to recognize objects through a complicated training process. Further research convinced me that this was the perfect technology for PlantSnap, so I hired an outside group of programmers to explore whether machine learning could be used to instantly identify plants. The initial results were very promising, so we built a beta version of the app in august of 2016, and since then we have been training the algorithm to ultimately recognize every known species of plants around the globe.

Now, almost five years since inception, PlantSnap has launched. With PlantSnap, I hope to bring people back to nature by putting an application on their phones that will allow them to instantly identify any plant, flower or tree simply by snapping a photo. Earth is the only planet we have, and it is our responsibility to take care of it for future generations. Life is so hectic for most of us that we rarely stop to smell the roses anymore. It is very important for us to understand that we are all a part of nature, not apart from it. **I hope that PlantSnap can play a small part in helping people around the world rediscover the beauty and wonder that surrounds them every day.** We're coming to Startengine in hopes that other like-minded individuals will join us on this journey to complete our growing global plant database in a timely manner, and further our goals of stirring up excitement about getting re-acquainted with the great outdoors. By bringing people back to nature and helping them feel like they are an integral part of this amazing planet, together we can help them understand that we are stewards of the Earth, not owners.

Here's to the future."

-Eric Ralls

CEO AND FOUNDER OF PLANTSNAP

July, 2012

The Inception of PlantSnap!

Our founder, Eric, gets the idea for the app at a backyard BBQ

Spring, 2016



Machine Learning

Eric reads about a new technology called "deep learning", and with research decides the technology has finally caught up to his concept. Time to get cracking.

June, 2016



The Team Assembles

The PlantSnap dream team is formed as Eric hires developers Cosmin Lup, and Sajith Madhavan to begin programming work.

August, 2016



Beta App Launch

With promising initial results, a beta version is built. Building the plant database and further algorithm training commence.

September, 2016



Initial Investment Round

Impressed by the working beta demo, five angel investors pledged their support.

December, 2016

KICKSTARTER

Successful Kickstarter Campaign

After reaching our goal of 10k within 9 days, we finished strong, raising $28,733 from 1,947 backers.

June, 2017

Download on the App Store

PlantSnap Launches Publicly on App Store

Official PlantSnap public launch date in Apple app store and Google Play store.

September 2017

Successful Wefunder Campaign Closes and 50K App Downloads

We raised over $120K from over 300 investors

October 2017

start engine

StartEngine Launch!

End of 2017



Algorithm Trained!

We're aiming to have every plant species across the planet trained in our algorithm by the end of 2017! (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founder


PLANTSN

Eric Ralls

Founder/CEO/President/Chairman/Treasurer/Secretary

Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap

And the Rest of the Team



Dan Johnson

Board Member

March 2017-Present: Director PlantSnap, Inc. September 2017-present: CEO UnTethered Technology, LLC September 2017-present: CEO Ultra Sport Products

Offering Summary

Maximum 33,333 shares of Series B Common Stock ($399,996)

Minimum 833 shares of Series B Common Stock ($9,996)

Company	PlantSnap Inc.
Corporate Address	PO Box 3740 Telluride, CO 81435
Description of Business	PlantSnap - Mobile app that can identify plants, flowers and trees in a Snap!
Type of Security Offered	Series B Common Stock (Non-Voting)
Purchase Price of Security Offered	$12.00 per share
Minimum Investment Amount (per investor)	$240.00

Perks

$240+ PlantSnap tote bag

$420+ PlantSnap embroidered baseball cap (+ previous perks)

$600+ We will plant a tree in your name (+ previous perks)

$1200+ Universal Smartphone Camera Lens Kit (+ previous perks)

$1800+ Planet Earth II Blu-Ray + 4K (+ previous perks)

$2400+ National Parks Annual Pass (+ previous perks)

$3600+ We'll donate $150 to the Environmental charity of your choice (+ previous perks)

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PlantSnap Inc. to get notified of future updates!

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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VIDEO TRANSCRIPT (Exhibit D)

Plantsnap Wefunder and website.mp4 (2m 47s)
2 speakers (Eric Ralls, Automated)

[0:00:00] Eric Ralls: My name is Eric Ralls, and I live in Telluride, Colorado. I think it's important for people to remember that we're all a part of nature. I want people to rediscover the beauty and wonder that's right outside their doors, by putting a botanist in their pocket. Thanks to the internet, we can instantly find the answer to any question. How old is Mark Cuban?

[0:00:19] Automated: Mark Cuban is 58.

[0:00:21] Eric Ralls: What's the capital of Texas?

[0:00:22] Automated: Austin is the capital of Texas.

[0:00:25] Eric Ralls: What's the name of this giant tree I'm standing next to? Well, almost any question. My product is called PlantSnap, an app that identifies plants. Simply take a photo of a plant, and PlantSnap tells you what it is in an instant. PlantSnap is changing the game for plant identification, using deep learning and artificial intelligence. I came up with the idea for PlantSnap back in 2012. I was at a barbecue in a friend's backyard. There was this big plant with beautiful flowers. It was amazing, so I asked her what it was. She didn't know. It was her own backyard. So, I decided to try to figure it out. I went to the computer, typed in the description into Google. That didn't help. Tried to find a list of species in the region. That didn't help either. Turned out there was no app for that. That was my eureka moment. There had to be an easier way to identify plants. Five years later, PlantSnap isn't the only plant app on the market, but it is the fastest and most accurate. Other apps use crowdsourcing. Take a photo, upload it into the cloud, and an expert will get back to you in a few days, or even weeks later, with their opinion. With PlantSnap, your results are instantaneous, with no guesswork involved. I've been working on PlantSnap for the past five years, and at this point, I've invested about $150,000 of my own money. I've always been a stubborn, determined, against-all-odds kind of guy. Just ask my little brother. PlantSnap has been, by far, the biggest challenge of my life. That includes building five companies from the ground up, and spending six years becoming fluent in Japanese. In the beginning, I was told this was impossible, too many species, a lot of the flowers look the same, technology just wasn't there yet, but that's exactly why I kept going and never gave up. If it wasn't hard, someone would have done it already. PlantSnap can be used as an educational tool, commercially in gardening and landscaping, and hiking while you're out in nature. It's about making a difference, getting people outside and into nature, teaching future generations about the importance of the environment and preservation. We also want to add a gaming element, where people can capture plants like they currently capture Pokemon, building a massive library of every plant you've ever seen. With PlantSnap, it's easier to identify a plant than it is to look up a word in the dictionary. It's a simple concept, incredibly difficult execution, but I've just proven it's not impossible. [0:02:44]

PlantSnap - The App that Identifies Plants in an Instant.mp4
(1m 8s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Need help identifying a plant, a flower you're seeing for the first time, a vegetable you've never seen before, or that tree in the park that no one knows what it's called? PlantSnap is the first mobile phone app that can identify plant species, in a snap. Simply open the app and take a picture.

PlantSnap will run it through our database, and bring you back specific information regarding the plant, such as its common and scientific names, as well as its group and family, and growth habit, all in an informative, wiki-style plant profile. PlantSnap also tags where and when you found the plant, so it can update the database on where certain plants can be found, and provide you with more accurate data on its duration and native status. PlantSnap's state-of-the-art, full image recognition engine can instantly recognize any known plant, and every plant on the planet is in our database. Now, identifying plants is fun and easy, with PlantSnap. [0:01:05]

PlantSnap Demo VIDEO SCRIPTTRT: 150 sec.Audio / Narration Video / AnimationPlantSnap helps you identify plants and flowers instantly App usage simulation using 3D Iphone 6model and screenshots throughoutWhen you open up the app, select Snap from the mainmenuGet as close to the flowers or leaves as you can andcenter them in the frame.Do not take a picture of the whole plant or tree.Plantsnap only needs the flowers and leaves to identifythe plant.Do not have multiple plants in the frame. Wheneverpossible isolate the plant from other plants to getaccurate resultsAlso, avoid blurring, overexposure, darkness shadowsand anything that may cause the plant to not looknatural.You may also grab plant images directly from yourphone's gallery for identification.Once you've taken a picture, PlantSnap returns with allthe important details regarding the plant you justsnappedIf the plant is not yet on our database or does not fullymatch anything entered in our system, PlantSnapreturns with the most likely results.Just choose to submit the matching plant or decline ifnone of the choices are correct, then enter what youthink the name of the plant is. This will help better trainthe algorithm to identify the plant correctly in thefuture.PlantSnap also lets you explore what others have beensnapping and where they are snapping.The My Feed section lets you browse through theplants you have identified.PlantSnap takes note of when and where an imagewas taken. This helps further identify locations andseasons in which these plants are found.PlantSnap . Identifying plants has never been thisfun and easy.(Download the app and start plantsnapping now!) Logo and google play/appstorecall-to-action

News watch video

News watch video
When you walk outside and look around, how many different types of plants can you name? Personally I'd be lucky if I could name 2 or 3. With over 400,000 known species of plant on this planet, there's plenty of room to learn.

Well luckily we have the PlantSnap app.
Simply snap a picture of a plant, flower, or tree to find out exactly what it is. It instantly identifies vegetation using a powerful AI and enormous resident database.
A database which is ever-growing and added to by users who snap their own photos and upload them. Currently PlantSnap recognizes 103,000 species of plants and trees, covering most of North America and Europe.
And 50,000 species are added every month to the algorithm to help recognize more exotic plant life. At the rate they’re going PlantSnap hopes to fully cover nearly every known type of plant on Earth by the end of 2017.
With quick identification in a matter of seconds you can enjoy this easy-to-use app ad-free. Simply snap away and get your answer in no time.
You can download PlantSnap for $3.99 in the Google Play or App Store today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 10/19/2017
FILED 11:34 AM 10/19/2017
SR 20176692327 - File Number 6582235

CERTIFICATE OF INCORPORATION
OF
PLANTSNAP INC.

I, the undersigned, for purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and hereby certify as follows:

I.

The name of this Corporation is PlantSnap Inc. (the "Corporation").

II.

The address of the Corporation's registered office in the State of Delaware is GKL Registered Agents of DE, Inc. The name of the registered agent of the Corporation at such address is 3500 South DuPont Hwy, Dover, Delaware 19901, County of Kent.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000, of which all 10,000,000 shares shall have a par value of $0.0001 per share, and be designated "Common Stock." The Common Stock shall be divided into two series to be designated "Series A Common Stock" and "Series B Common Stock," respectively. The number of shares of Series A Common Stock the Corporation is authorized to issue is 8,000,000 and the number of shares of Series B Common Stock the Corporation is authorized to issue is 2,000,000.

V.

The Series A Common Stock and Series B Common Stock shall be identical in all respects and shall have equal rights, preferences, privileges and restrictions, except as otherwise stated in this Article V.

A. Voting. In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote. The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

B. Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects other than those listed above. No dividend shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except as may otherwise be provided by law, the holders of Common Stock shall have all other rights of a stockholder.

VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

VII.

The number of directors of the Corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors or by the stockholders.

VIII.

The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

IX.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

X.

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same exists or as may hereafter be amended and supplemented from time to time, indemnify any and all directors and officers whom it shall have the power to indemnify under said Section 145 from and against any and all of the expenses, liabilities, or other matters referred to or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person. To the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

XI.

The Corporation expressly elects not to be governed by Section 203 of the Delaware Code.

XII.

The incorporator of the Corporation is Eric Ralls, whose address is c/o PlantSnap Inc. P.O. Box 3740, Telluride, CO 81435.

XIII.

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed and that the facts stated therein are true.

Dated: October 18, 2017

Eric Ralls

Eric Ralls, Incorporator